KRAMER LEVIN NAFTALIS & FRANKEL LLP

December 8, 2009

VIA EDGAR

Mr. John M. Ganley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	PNC Absolute Return Fund LLC (811-21088)
PNC Absolute Return TEDI Fund LLC (811-21815)
(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Ganley:

We are writing on behalf of our clients, the Funds, to respond to a comment you provided on the Funds’ preliminary proxy statements filed with the Securities and Exchange Commission on November 23, 2009.  The comment requested our analysis of the conclusion that independent director nominee Dale C. LaPorte and Independent Director John R. Murphy are not “interested persons” (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) of the Funds or the Funds’ investment adviser.  Based on the analysis discussed below, we believe that neither Mr. LaPorte nor Mr. Murphy is an interested person of either the Funds or the Funds’ investment adviser.

The Funds are managed by PNC Capital Advisors, LLC (the “Adviser”), a wholly owned subsidiary of PNC Bank, National Association (“PNC Bank”).

The facts that raise the question of whether Mr. LaPorte is an interested person of the Funds are described in detail in the proxy statement.  Based on those facts, it is clear that Mr. LaPorte had no direct relationship with the Funds that would make him an interested person of the Funds.  Therefore, if Mr. LaPorte is an interested person of the Funds, he would be so only by reason of his being an interested person of the Adviser.  Furthermore, Mr. LaPorte meets none of the criteria enumerated in Sections 2(a)(19)(B)(i)-(vi) of the 1940 Act.  If Mr. LaPorte is an interested person of the Adviser, it is by reason of his having had at any time since October 1, 2007, (the beginning of the last two completed fiscal years of the Funds) a material business or professional relationship with the Adviser or with any controlling person of the Adviser.

The facts are clear that neither Mr. LaPorte nor Invacare (on whose Board Mr. LaPorte currently serves and, until January 1, 2009, served as Senior Vice President and General Counsel) ever had a material business or professional relationship with the Adviser.

The question, therefore, is whether Mr. LaPorte had such a relationship with PNC Bank, the controlling person of the Adviser.  Whether Invacare has or had such a relationship with PNC Bank or National City Bank (“NCB”) prior to the merger of NCB with PNC Bank is irrelevant to this analysis since Section 2(a)(19)(B)(vii) applies only to natural persons.  Based on the facts as stated in the proxy statement, we have concluded that Mr. LaPorte had no business or professional relationship with either PNC Bank or NCB whatsoever.  Whatever relationship existed was between Invacare and PNC Bank and NCB.  Mr. LaPorte did not take on that relationship simply by reason of his position with Invacare.  Moreover, since Mr. LaPorte has been an independent Trustee of the Allegiant Funds which had been advised by an affiliate of NCB, we have to conclude that the facts do not support “collapsing” Mr. LaPorte and Invacare for purposes of this analysis.
Because we have concluded that there is no basis for finding that Mr. LaPorte is an interested person of the Adviser, we have concluded that he is not an interested person of the Funds.

The analysis for Mr. Murphy is identical.  The business relationship with PNC Bank belongs to Omnicom Group Inc. (“Omnicom”), the company for which Mr. Murphy serves as a non-management director.  As indicated above, Mr. Murphy did not assume Omnicom’s business relationship with PNC Bank by reason of the position he holds with Omnicom nor do the facts support “collapsing” Mr. Murphy and Omnicom for purposes of this analysis.  Since Mr. Murphy is not an interested person of the Adviser, he is not an interested person of the Funds.

I trust this responds to your comment.  If you have any questions or wish to discuss this matter further, please call me at 212-715-9512.

Sincerely,

/s/ S. Elliott Cohan
S. Elliott Cohan
Counsel

cc:	Dale C. LaPorte
John R. Mruphy
Robert D. Neary
Diane E. Ambler, Esq.
Susan J. Penry-Williams, Esq.
Jennifer E. Vollmer, Esq.

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